Marubeni CORPORATION

03037379

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

Date: 2003/11/7

SUPPL

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*Revisions of Consolidated Financial Prospects for the 1st Half of FY2003
*Financial Results for the 1st Half and Prospects for FY2003 (US GAAP Basis)
*Outline of Financial Results for 1st Half FY2003 (Presentation Doc.)
*Financial Results for 1st Half of FY2003 (Consolidated & Non-consolidated)
*News Release --- Sithe Energies
Underground Cable in Qatar
EZIX Inc.

11/7

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

October 22, 2003

Revisions of Consolidated Financial Prospects and Non-consolidated Financial Estimate for the 1st Half of FY 2003 (April 1, 2003 - September 30, 2003)

Company name: **Marubeni Corporation** Code Number : 8002 (URL http://www.marubeni.com)
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries: (Tokyo) Title General Manager, Media Relations Section
Corporate Communications Dept.
Name HONDA, Tsutomu TEL (03)3282-4800

1. Revisions of Consolidated Financial Prospects for the 1st Half of FY 2003 (April 1, 2003 - September 30, 2003)

(1) The consolidated financial prospects for the 1st Half of FY2003 are revised from that announced on May 9, 2003 as follows:

<Consolidated> (Unit: JP¥ Billion)

	Total volume of trading transactions	Net income for the 1st Half FY2003
Prospects (announced on May 9, 2003)	3,900.0	15.0
Revised	**3,820.0**	**19.5**
Change in amount	-80.0	+4.5
Change in percentage	-2%	+30%
(Reference) Actual for the 1st Half FY2002	4,312.4	17.8

(Consolidated figures are based on US GAAP)

(2) Major Reasons for the Above Revisions

Consolidated net income for the 1st Half of FY2003 is exceeding the prospects announced in May 2003 of 15.0 billion yen by approximately 30%. This is mainly due to improvement of operating profit and interest expenses-net, although an appraisal loss of 6.0 billion yen on equity securities of Sithe Energies Inc., one of Marubeni's investments in the U.S. relating to overseas electric power projects, is expected.

2. Non-consolidated Financial Estimate for the 1st Half of FY 2003 (April 1, 2003 - September 30, 2003)

<Non-consolidated> (Unit: JP¥ Billion)

	Total volume of trading transactions	Ordinary profit	Net income
Estimate (announced on May 9, 2003)	3,375.6	8.9	6.4
Revised	**2,820.0**	**10.0**	**6.5**
Change in amount	-555.6	+1.1	+0.1
Change in percentage	-16%	+12%	+2%

Non-consolidated ordinary profit for the 1st Half of FY2003 is expected to be improving, and net income for the same period is estimated to be nearly the same as that of the 1st Half of FY2002. This is due to decline of expenses and improvement in non-operating profit-net, despite the decline of total volume of trading transactions caused by re-examination of non-profitable businesses.

3. Prospects for FY 2003 (April 1, 2003 - March 31, 2004)

Due to the uncertainty of economic environment, consolidated and non-consolidated yearly prospects for FY2003 are unchanged from the announcement on May 9, 2003.

82−616

November 7, 2003

Financial Results for the 1st Half and Prospects for FY2003 (US GAAP Basis)

Marubeni Corporation

Operating Results

(billions of yen)

	FY2002 Results	1st Half FY2003 1st Quarter	1st Half FY2003 2nd Quarter	1st Half FY2003 Total	Variance	Prospects for FY2003	Progress
Total volume of trading transactions	4,312.4	1,783.1	2,042.3	3,825.4	-487.0	8,200.0	47%
Gross trading profit	214.6	90.9	107.7	198.6	-16.0	420.0	47%
Selling, general and administrative expenses	-169.1	-78.0	-83.0	-161.0	8.1	-335.0	48%
Provision for doubtful accounts	-6.1	2.6	-1.1	1.5	7.6	-8.0	—
Operating profit	39.3	15.5	23.5	39.0	-0.3	77.0	51%
Interest expense, net of interest income	-11.4	-6.0	-4.8	-10.8	0.5	-26.0	42%
Dividends	3.6	2.2	2.2	4.4	0.8	5.0	88%
Gain (Loss) on investment securities	0.5	1.9	-0.1	1.8	1.4		
Gain (Loss) on property and equipment	1.1	0.3	-0.8	-0.5	-1.7	-10.0	41%
Other-net	-6.6	-0.2	-5.2	-5.4	1.2		
Income (loss) before income taxes and equity in earnings (losses)	26.5	13.7	14.7	28.4	1.9	46.0	62%
Provision (benefit) for income taxes	-15.2	-7.2	-8.4	-15.6	-0.4	-26.0	60%
Equity in earnings (losses) of affiliated companies	6.5	4.1	2.8	6.9	0.4	13.0	53%
Net income (loss)	17.8	10.6	9.1	19.7	1.9	33.0	60%
Core earnings(*1)	55.5	19.2	30.9	50.1	-5.4	103.0	49%

(*1) Core earnings=Operating profit (excluding restructuring cost) + Dividend income ± Equity in earnings (excluding restructuring cost)

Financial Condition

	March 31 2003	September 30 2003	Variance	Prospects for March 31, 2004
Total assets	4,321.5	4,263.5	-58.0	4,200.0
(Current assets)	(2,202.1)	(2,152.9)	(-49.2)	-
(Fixed assets)	(2,119.4)	(2,110.6)	(-8.8)	-
Shareholders' equity	260.1	304.2	44.1	290.0
Interest-bearing debt	2,745.0	2,697.9	-47.1	2,550.0
Net interest-bearing debt	2,264.1	2,168.0	-96.1	2,200.0
D/E ratio(*2)	8.71 times	7.13 times	-1.58 points	7.59 times

(*2) D/E ratio is calculated based on net interest-bearing debt.

Cash Flows

	1st Half FY2002	1st Half FY2003
Cash provided by operating activities	65.5	72.4
Cash provided by investing activities	80.5	10.6
Free cash flows	146.0	82.9
Cash used in financing activities	- 202.6	- 30.1
Effect of exchange rate changes	- 13.6	1.0
(Decrease) increase in cash and cash equivalents	- 70.2	53.8

Outline of Financial Results for the 1st Half of FY2003

◆Major Financial Indicators

	1st Half FY2002	1st Half FY2003	Variance
① Foreign Exchange Rate (YEN/USD)	123.14	118.05	(5.09 yen appreciation)
② Short-term Prime Rate (Japan)	1.375	1.375	
Long-term Prime Rate (Japan)	1.981	1.475	(0.506% pt. decline)

◆Main Items

①Total Volume of Trading Transactions… 3,825.4 billion yen

Total volume of trading transactions fell by 487.0 billion yen compared to the previous year.
In real terms, however, the decrease amounted to 409.5 billion yen, considering the decrease due to liquidation and divestiture of subsidiaries of 77.5 billion yen. (Effect from appreciation of the yen was a decrease of approximately 90.0 billion yen.)
By segment, although trading transactions rose by 20.1 billion yen in Metal & Mineral Resources and increased by 18.0 billion yen in Forest Products & General Merchandise, trading transactions decreased by 153.5 billion yen in Plant & Ship, 123.3 billion yen in Telecom & Information and 97.0 billion yen in Agri-marine products.

②Gross Trading Profit…198.6 billion yen

Gross trading profit fell by 16.0 billion yen over the previous year.
Because of a decrease of 8.4 billion yen from liquidation and divestiture of subsidiaries, however, in real terms the decrease amounted to 7.6 billion yen.
By segment, the change was primarily accounted for by an increase of 2.3 billion yen in Transportation & Industrial Machinery and an increase of 1.1 billion yen in Utility & Infrastructure, offset by a decrease in gross trading profits of Telecom & Information (-5.0 billion yen), Development & Construction (-3.1 billion yen), Agri-Marine Products (-2.8 billion yen) and Chemicals (-2.6 billion yen).

③Selling, General and Administrative Expenses…161.0 billion yen

Selling, General and Administrative (SG&A) Expenses fell by 8.1 billion yen over the previous year.
The change in real terms, however, was an increase of 0.5 billion yen, reflecting the decrease in SG&A expenses of 8.6 billion yen as a result of liquidation and divestiture of subsidiaries.

④Provision for Doubtful Accounts…1.5 billion yen (reversal)

Provision for Doubtful Accounts declined by 7.6 billion yen over the previous year, because the large doubtful accounts experienced in the previous year were not repeated and the company reversed the allowance for doubtful accounts because of decreased receivables.

⑤Financial Expenses-net…-10.8 billion yen

Financial Expenses-net improved by 0.5 billion yen compared to the previous year because of a decrease in dollar interest and a reduction of interest-bearing debt.

⑥Dividends Received… 4.4 billion yen

⑦Gain (Loss) on Investment Securities…1.8 billion yen

A breakdown of the Gain (Loss) on Investment Securities and the main items is provided below.

Gain (Loss) on Sale of Investment Securities 9.7 billion yen
(Listed stocks: 5.3 billion yen; Taiwan IPP stock: 3.2 billion yen)

Evaluation Loss on Investment Securities -7.9 billion yen
(Sithe Energies Inc. stock: -6.0 billion yen)

The Gain (Loss) on Investment Securities improved by 4.4 billion yen compared to the previous year. The Gain (Loss) on Sale of Investment Securities deteriorated by 3.0 billion yen compared to the previous year, because the previous year reflected a large gain booked on an exchange of stock at Vectant Inc. (6.6 billion yen). This was offset, however, by the fact the company did not have the large valuation loss on listed stock (-12.2 billion yen) in the previous year.

⑧Loss on Property and Equipment…-0.5 billion yen

The loss on sale of company-owned property totaled 0.5 billion yen.

⑨Other-net…-5.4 billion yen

The main items were liquidation losses of group companies of -2.0 billion yen and minority interest of -1.1 billion yen.
Although the company did not have a gain on early redemption of corporate bonds (4.5 billion yen) similar to the previous year, Other-net improved by 1.2 billion yen over the previous year. The main factor was improvement in foreign exchange loss (5.1 billion yen).

⑩Equity in Earnings (Losses) of Affiliated Comapnies…6.9 billion yen

A breakdown of Investment Gain (Loss) Accounted for by the Equity Method is provided below.

Uni-Mar Enerji Yatirimlari	2.2 billion yen	(Compared to previous year -0.9 billion yen)
Marubeni-Itochu Steel Inc.	1.7 billion yen	(Compared to previous year -0.2 billion yen)
Daishowa-Marubeni Int'l	1.6 billion yen	(Compared to previous year +1.2 billion yen)
San Roque Power Corp.	1.1 billion yen	(Compared to previous year +1.1 billion yen)
Asano Engineering Co.	-1.1 billion yen	(Compared to previous year -0.2 billion yen)
P.T. Chandra Asri	-3.2 billion yen	(Compared to previous year -3.4 billion yen)

(Note) The figure for P.T. Chandra Asri includes -2.2 billion losses related to impairment charges to its fixed assets.

⑪Net Income (Loss)…19.7 billion yen

Net Income increased by 1.9 billion yen over the previous year.

⑫Shareholders' Equity…304.2 billion yen

Increase in retained earnings of 15.2 billion yen (Net profit for the period: +19.7 billion yen, Dividend paid: -4.5 billion yen), improvement in unrealized gain (loss) on investment securities of 22.5 billion yen, and an upward shift in currency translation adjustments of 5.5 billion yen resulted in an increase of 44.1 billion compared to the previous year.

⑬Net Interest-bearing Debt…2,168.0 billion yen

Interest-bearing debt decreased by 96.1 billion yen over the previous year as a result of capital efficiency improvements, including streamlining of trade receivables and collection of loan receivables.

Financial Prospects for FY2003

【Assumptions for main indicators】

① Foreign Exchange Rate (YEN/USD)	approx. 115 yen
② Short-term Prime Rate (Japan)	approx. 1.4%
Long-term Prime Rate (Japan)	approx. 1.6%

【Financial Yearly Prospects】

Based on considerations such as uncertainty in the economic environment in and outside Japan, along with foreign exchange, stock price, and interest rate, the prospects announced at the beginning of the fiscal year has remained unchanged.

82-616

Outline of Financial Results for 1st Half FY2003

November 7, 2003

Marubeni Corporation

(TSE Code: 8002)

** This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

Agenda

Marubeni CORPORATION

1. Financial Highlights

Marubeni CORPORATION

(billions of yen)	FY00 1st Half	2nd Half	FY00 Yearly	FY01 1st Half	2nd Half	FY01 Yearly	FY02 1st Half	2nd Half	FY02 Yearly	FY03 1st Half	(Change from 1st Half FY02)	FY03 Yearly Pros.
Total volume of trading transactions	4,499.5	4,937.4	9,436.9	4,525.2	4,447.0	8,972.2	4,312.4	4,480.9	8,793.3	3,825.4	(-487.0)	8,200.0
Gross trading profit *	242.1	237.7	479.8	224.4	213.6	438.0	214.6	210.0	424.6	198.6	(-16.0)	420.0
SGA expenses *	-199.2	-199.0	-398.2	-198.9	-191.9	-390.8	-169.1	-174.4	-343.5	-161.0	(+8.1)	-335.0
Adjusted operating profit	**42.9**	**38.7**	**81.6**	**25.5**	**21.7**	**47.2**	**45.4**	**35.7**	**81.1**	**37.5**	**(-7.9)**	**85.0**
Other restructuring costs												
Gross trading profit				-4.0	2.8	-1.2						
SGA expenses		-2.2	-2.2	-1.0	-0.3	-1.3		-2.1	-2.1			
Provision for doubtful accounts	-14.0	-23.9	-37.9	-39.4	-4.6	-43.9	-6.1	0.4	-5.7	1.5	(+7.6)	-8.0
Operating profit	28.9	12.6	41.5	-18.8	19.8	0.8	39.3	34.1	73.4	39.0	(-0.3)	77.0
Interest expense-net	-14.5	-15.0	-29.5	-15.1	-14.4	-29.5	-11.4	-12.1	-23.5	-10.8	(+0.5)	-26.0
Dividends received	3.0	4.7	7.7	4.4	3.1	7.5	3.6	3.2	6.8	4.4	(+0.8)	5.0
Minority interests in earnings of subsidiaries	-0.2	-0.7	-0.9	-1.0	-0.2	-1.2	-1.0	-2.2	-3.2	-1.1	(-0.1)	
Others	-8.4	-3.7	-12.1	-128.2	-14.5	-142.7	-4.0	-16.3	-20.3	-3.0	(+1.0)	-10.0
Income/losses before income taxes and equity in earnings/losses	8.8	-2.1	6.7	-158.8	-6.4	-165.2	26.5	6.7	33.2	28.4	(+1.9)	46.0
Income/losses before equity in earnings	-3.6	1.8	-1.8	-98.0	0.5	-97.5	11.3	5.6	16.9	12.8	(+1.5)	20.0
Equity in earnings/losses -net *	9.7	7.2	16.9	-1.0	2.4	1.4	6.5	6.9	13.4	8.2	(+1.7)	13.0
Restructuring costs in equity in earnings/losses				-8.0	-12.3	-20.3				-1.3	(-1.3)	
Net Income/loss	**6.1**	**8.9**	15.0	**-107.0**	-9.4	**-116.4**	**17.8**	**12.5**	**30.3**	**19.7**	**(+1.9)**	**33.0**

* excluding restructuring costs

2. Consolidated Financial Results for 1st Half FY03

Marubeni CORPORATION

(billions of yen)	1st Half FY02	1st Half FY03	(Variance)	FY02 Results	FY03 Yearly Pros.	(Variance)
Gross trading profit *	214.6	198.6	(-16.0)	424.6	420.0	(-4.6)
SGA expenses *	-169.1	-161.0	(+8.1)	-343.5	-335.0	(+8.5)
Adjusted operating profit	45.4	37.5	(-7.9)	81.1	85.0	(+3.9)
Dividends received	3.6	4.4	(+0.8)	6.8	5.0	(-1.8)
Equity in earnings *	6.5	8.2	(+1.7)	13.4	13.0	(-0.4)
Core earnings	**55.5**	**50.1**	(-5.4)	**101.3**	**103.0**	(+1.7)
Interest expense-net	-11.4	-10.8	(+0.5)	-23.5	-26.0	(-2.5)
Total	**44.1**	**39.3**	(-4.8)	**77.8**	**77.0**	(-0.8)
Net income	**17.8**	**19.7**	(+1.9)	**30.3**	**33.0**	(+2.7)

*excluding restructuring costs

	Sep. 2002	Sep. 2003	(Variance)	Mar. 2003	Pros. For Mar. 2004	(Variance)
Total assets	4,401.2	4,263.5	(-137.7)	4,321.5	4,200.0	(-121.5)
Net interest-bearing debt	2,512.7	2,168.0	(-344.7)	2,264.1	2,200.0	(-64.1)
Shareholders' equity	257.9	304.2	(+46.3)	260.1	290.0	(+29.9)
Net D/E ratio	9.7 times	7.1 times	(-2.6 points)	8.7 times	7.6 times	(-1.1 points)

3. Balance Sheets

Marubeni CORPORATION

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Sep. 03	(Change from Mar. 03)	Pros. For Mar. 04
Current assets	2,772.8	2,487.6	2,202.1	2,152.9	(-49.2)	
Investment/Fixed assets	2,547.8	2,318.1	2,119.4	2,110.6	(-8.8)	
Total assets	5,320.6	4,805.7	4,321.5	4,263.5	(-58.0)	4,200.0
Short-term loans (*)	1,311.5	1,247.3	963.3	1,039.4	(+76.2)	
Long-term interest-bearing debt	2,116.9	1,937.6	1,781.6	1,658.5	(-123.2)	
Interest-bearing debt	3,428.4	3,184.9	2,745.0	2,697.9	(-47.1)	2,550.0
Net interest-bearing debt	3,089.8	2,712.9	2,264.1	2,168.0	(-96.1)	2,200.0
Shareholders' equity	342.3	263.9	260.1	304.2	(+44.1)	290.0
Net D/E ratio (times)	9.0 times	10.3 times	8.7 times	7.1 times	(-1.6 points)	7.6 times
Equity ratio (%)	6.43%	5.49%	6.00%	7.14%	(+1.14%)	6.90%
Current ratio (%)	101.80%	101.90%	104.60%	101.50%	(-3.1%)	-

(*) including current portion of long-term debt

4. Gross Trading Profit and SGA Expenses



Gross trading profit
(billions of yen)
SGA expenses
(billions of yen)
Gross trading profit *
SGA expenses *
Adjusted operating profit
250
230
210
190
170
150
-250
-230
-210
-190
-170
-150
242.1
237.7
224.4
213.6
214.6
210.0
198.6
-199.2
-199.0
-198.9
-191.9
-169.1
-174.4
-161.0
¥42.9 bn
¥38.7 bn
¥25.5 bn
¥21.7 bn
¥45.4 bn
¥35.7 bn
¥37.5 bn
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

* excluding restructuring costs

5. Core Earnings

(billions of yen)	FY00 1st Half	FY00 2nd Half	FY01 1st Half	FY01 2nd Half	FY02 1st Half	FY02 2nd Half	FY03 1st Half
Adjusted operating profit	42.9	38.7	25.5	21.7	45.4	35.7	37.5
Dividend received	3.0	4.7	4.4	3.1	3.6	3.2	4.4
Equity in earnings (excluding restructuring costs)	9.7	7.2	-1.0	2.4	6.5	6.9	8.2
Core earnings	**55.6**	**50.6**	**28.9**	**27.2**	**55.5**	**45.8**	**50.1**
Interest expense-net	-14.5	-15.0	-15.1	-14.4	-11.4	-12.1	-10.8
Total	**41.1**	**35.6**	**13.8**	**12.8**	**44.1**	**33.7**	**39.3**


Core earnings
(billions of yen)
Interest expense-net
(billions of yen)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-60.0
-50.0
-40.0
-30.0
-20.0
-10.0
0.0
Core earnings
Interest expense-net
55.6
50.6
28.9
27.2
55.5
45.8
50.1
41.1
35.6
13.8
12.8
44.1
33.7
39.3
-14.5
-15.0
-15.1
-14.4
-11.4
-12.1
-10.8
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

(Note) ・Core earnings＝Adjusted operating profit＋Dividends received ± Equity in earnings(excluding restructuring costs)
・Interest expense-net ＝Interest income－Interest expense

Marubeni CORPORATION

6. Gross Trading Profit and Net Profit by Operating Segment



(billions of yen)
Gross trading profit
Net profit
Left: FY02 1st Half
Middle: FY03 1st Half
Right: FY03 Yearly Prospects (at May 2003)
80
70
60
50
40
30
20
10
0
-10
28.7 3.7 25.9 3.6 59.5 7.0
11.8 0.9 11.9 1.2 24.5 1.5
20.7 2.6 19.1 3.1 43.5 5.5
16.4 3.5 13.7 3.1 25.5 3.0
17.2 5.2 15.6 4.6 30.5 5.5
6.9 0.8 6.1 2.3 13.5 3.0
26.7 2.8 29.1 1.3 54.5 3.0
5.3 4.1 6.4 3.2 16.0 5.0
5.9 1.9 5.3 -3.0 12.0 -5.0
14.0 -2.5 11.0 -2.1 28.5 0.0
3.5 2.7 2.5 1.3 6.5 2.0
15.7 -3.1 10.7 -4.7 23.0 -7.5
43.9 6.4 43.2 6.1 78.0 4.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Utility & Infrastructure
Plant & Ship
Development & Construction
Finance & Logistics Business
Telecom & Information
Overseas Corporate Subsidiaries & Branches

7. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

Core Earnings (billions of yen)


1st Half FY02
1st Half FY03
FY03 Yearly Pros. (at May 2003)
25
20
15
10
5
0
-5
-10
-15
Agri-Marine Products
8.1
5.8
16.5
Textile
2.1
2.5
5.0
Forest Products & General Merchandise
6.6
5.8
12.0
Chemicals
5.3
4.7
7.5
Energy
9.0
8.0
13.5
Metals & Mineral Resources
3.0
2.7
6.0
Transportation & Industrial Machinery
4.6
5.0
9.0
Utility & Infrastructure
3.1
2.7
7.0
Plant & Ship
2.6
-1.5
-3.5
Development & Construction
3.0
0.4
7.0
Finance & Logistics Business
-0.1
0.0
-0.5
Telecom & Information
-4.3
-4.0
-6.0
Overseas Corporate Subsidiaries & Branches
11.5
10.0
13.0

Total Assets (billions of yen)


Mar. 03
Sep. 03
Mar. 04 Prospects (at May 2003)
600
400
200
0
Agri-Marine Products
347.5
350.3
384.0
Textile
123.9
134.8
138.0
Forest Products & General Merchandise
299.0
322.9
327.0
Chemicals
147.4
153.2
149.0
Energy
348.3
309.1
357.0
Metals & Mineral Resources
157.8
166.9
177.0
Transportation & Industrial Machinery
292.6
315.6
298.0
Utility & Infrastructure
232.2
274.1
295.0
Plant & Ship
392.2
356.9
364.0
Development & Construction
377.0
363.6
351.0
Finance & Logistics Business
169.5
164.2
135.0
Telecom & Information
245.1
155.4
143.0
Overseas Corporate Subsidiaries & Branches
552.1
544.0
510.0

8. Cash Flows

Marubeni CORPORATION

(billions of yen)	FY01 Yearly	FY02 Yearly	FY03 1st Half	Major factors during 1st Half FY03
Operating activities				
Net income(losses)	-116.4	30.3	19.7	
Adjustments to reconcile net income (losses) to net cash provided by operating activities:				
Depreciation and amortization	71.1	63.7	25.3	
Provision for doubtful accounts	43.9	5.7	-1.5	
Other	71.7	-2.1	5.2	
Sub total	186.7	67.3	29.0	
Changes in assets and liabilities concerening operating activities:	124.4	91.6	14.1	Decrease in working capital due to reduction of accounts receivable, etc.
Other	3.8	5.5	9.5	
Net cash provided by operating activities	198.5	194.8	72.4	
Investing activities				
Purchase and sales/redemptions of securities and other investments -net	66.3	25.3	4.6	
Purchase and sales of property and *equipment and property leased to others -net*	-57.3	-11.9	-19.3	Asset purchase by a leasing subsidiary of Marubeni America Corporation
Collection of loans receivable -net	55.9	103.8	31.3	Acceleration of collection of loans receivable
Other	9.6	-4.0	-6.0	
Net cash provided by investing activities	74.5	113.2	10.6	
Free cash flows	273.0	308.0	82.9	
Financing activities				
Increase and decrease in interest-bearing debt -net	-152.6	-295.1	-25.2	
Other	2.5	1.1	-4.9	
Net cash used in financing activities	-150.1	-294.0	-30.1	
Effect of exchange rate changes on cash and cash equivalents	13.9	-14.1	1.0	
Net Increase(decrease) in cash and cash equivalents	136.8	-0.1	53.8	

	(billions of yen)
Decrease in gross interest-bearing debt on the balance sheets	-47.1
Decrease in gross interest-bearing debt in cash flow	-25.2
Difference	22.0
(Breakdown of the difference)	
Decrease due to the exchange rate	-3.0
Increase with the adoption of FASB133	-19.0

9. Shareholders' Equity

(billions of yen)	Mar. 01	Mar. 02	Mar. 03	Sep. 03	(Change from Mar. 03)	Pros. for Mar. 04
Shareholders' equity	342.3	263.9	260.1	304.2	(+44.1)	290.0
Net DE ratio	**9.0 times**	**10.3 times**	**8.7 times**	**7.1 times**	**(-1.6 points)**	**7.6 times**


(billions of yen)
400
300
200
100
0
Net D/E Ratio
10.3 times
9.0 times
8.7 times
7.1 times
10times
8times
6times
342.3
263.9
260.1
304.2
Shareholders' equity
Mar 01
Mar 02
Mar 03
Sep 03

<Breakdown of Shareholders' Equity as of Sep.03>

(billions of yen)		Change from Mar. 2003
Common stock and additional paid in capital	281.8	(-)
Retained earnings	80.0	(+15.2)
Net unrealized losses on investment securities	14.1	(+22.5)
Currency translation adjustments	-67.2	(+5.5)
Minimum pension liability adjustment	-0.6	(-)
Net unrealized losses on derivatives	-3.9	(+0.9)
Treasury stocks	-0.1	(-)
Total shareholders' equity	304.2	(+44.1)

10. Interest Coverage Ratio

Marubeni CORPORATION

(billions of yen)	FY01 1st Half	2nd Half	FY02 1st Half	2nd Half	FY03 1st Half
Adjusted operating profit	25.5	21.7	45.4	35.7	37.5
Interest income	29.2	16.6	14.3	12.3	11.0
Dividends	4.4	3.1	3.6	3.2	4.4
Depreciation and amortization	37.7	33.4	36.7	27.0	25.3
Total EBITDA (a)	**96.8**	**74.8**	**100.0**	**78.2**	**78.2**
Interest expense (b)	-44.3	-31.0	-25.7	-24.4	-21.8
Interest coverage (a)/(b)	**219%**	**241%**	**389%**	**320%**	**359%**



(billions of yen)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Interest Coverage Ratio (%)
219%
241%
389%
320%
359%
96.8
74.8
100.0
78.2
78.2
EBITDA
-44.3
-31.0
-25.7
-24.4
-21.8
Interest expense
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half

11. Number and Consolidated Profits & Losses of Group Firms

Marubeni CORPORATION



FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
2nd Half
FY03 1st Half
Consolidated profit/loss (billions of yen)
Surplus amount
Deficit amount
Net consolidated profit
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
32.8
-18.7
14.1
33.5
-15.9
17.6
27.7
-66.2
-38.5
23.3
-41.3
-18.0
39.3
-17.4
21.9
26.0
-13.7
12.2
36.8
-21.9
14.9

	FY00 Sep. 00	Mar. 01	FY01 Sep. 01	Mar. 02	FY02 Sep. 02	Mar. 03	FY03 Sep. 03
Number of profit-making firms	441	480	403	391	385	375	361
Number of loss-making firms	195	118	180	124	115	109	123
Total number of consolidated group firms	**636**	**598**	**583**	**515**	**500**	**484**	**484**
Loss-making firm ratio	30.7%	19.7%	30.9%	24.1%	23.0%	22.5%	25.4%

12. Major Profit-making & Loss-making Firms

Marubeni CORPORATION

Consolidated profit / loss (billions of yen)		FY02 1st Half	FY02 2nd Half	FY02 Yearly	FY03 1st Half	FY03 Yearly Pros. (at May 2003)	
<Major Profit-making firms>							
Subsidiaries	M. America (100%)	3.1	-0.7	2.4	2.8	2.8	
	M. LNG International (100%)	0.6	1.7	2.3	1.6	1.3	
	M. Real Estate Co., Ltd. (100%)	0.5	0.1	0.6	0.8	0.4	
	M. Aluminium Australia (100%)	1.0	0.2	1.2	0.8	0.8	
	M. Energy (100%)	0.5	0.9	1.4	0.6	0.9	
Affiliated Companies	Uni-Mar Energi (33.3%)	3.1	2.4	5.5	2.2	2.2	
	Marubeni-Itochu Steel Inc. (50%)	1.9	1.4	3.3	1.7	2.7	
	Daishowa-Marubeni (50%)	0.4	-0.1	0.3	1.6	0.8	
	San Roque Power (41.35%)	0.0	0.0	0.0	1.1	2.1	
	Thai Cold Rolled Steel Sheet (37.57%)	0.3	0.5	0.8	0.7	0.5	
<Major Loss-making firms>							
Subsidiaries	Vectant Group (100%)	-3.7	-1.6	-5.3	-2.5	-5.6	
	MIECO (100%)	1.1	-0.7	0.4	-2.2	-1.6	
	Meditec Corporation (100%)	-0.5	-2.4	-2.9	-1.6	-1.3	
	Marubeni Chikusan Corp. (99.98%)	0.0	-0.2	-0.2	-1.1	0.3	
	MC Estate Ltd. (100%) (former Marubeni Construction Co.)	-0.7	-0.6	-1.3	-0.9	-3.0	→ Transfer of Construction Division in Sep. 03
Affiliated Companies	MUSI Pulp Project (45%)	-0.8	-0.3	-1.1	-1.4	-3.1	
	Asano Engineering Co. (47.5%)	-0.9	0.5	-0.4	-1.1	-0.9	
	PT Chandra Asri (24.6%)	0.2	-2.2	-2.0	-1.0 *	-2.2	
	Japan Cablenet Ltd. (23%)	-0.3	-0.1	-0.4	-0.2	-0.3	

(*)excluding Equity in losses related to impairment charges to its fixed assets(-2.2 billion yen)

13. <Reference> Non-consolidated Financial Results for 1st Half FY03

Marubeni CORPORATION

(billions of yen)	FY02 1st Half	2nd Half	FY02 Yearly	FY03 1st Half	FY03 Yearly Pros.
<Business Results>					
Total volume of trading transactions	3,375.6	3,509.7	6,885.3	2,817.2	
Gross trading profit	57.2	59.9	117.1	53.4	-
Operating profit	10.8	5.9	16.7	6.8	-
Ordinary profit	8.9	21.4	30.3	10.4	
Net income(loss)	6.4	4.0	10.4	6.6	12.0
<Balance Sheets>					
	Sep. 02		**Mar. 03**	**Sep. 03**	
Total assets	2,673.9		2,733.5	2,726.6	
Shareholders' equity	257.6		257.1	276.6	
Interest-bearing debt	1,780.6		1,736.3	1,732.4	
(Net interest-bearing debt)	1,567.4		1,463.3	1,423.0	
Net D/E ratio (times)	6.1 times		5.7 times	5.1 times	

82-616

Marubeni CORPORATION

November 7, 2003

Financial Results for 1st Half of FY2003

(April 1, 2003 - September 30, 2003)

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

*** This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.**

Marubeni Corporation

(Tokyo Head Office) 4-2 Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan

November 7, 2003

Summary of Consolidated Financial Statements for 1st Half FY2003 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HONDA, Tsutomu TEL(03)3282-4800
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Date of Director meeting for 1st Half FY2003 Financial Results : November 7, 2003
Adoption of US GAAP : YES

1. Consolidated financial results for 1st Half FY2003 (April 1, 2003 - September 30, 2003)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Half FY2003	3,825,357	-11.3	38,959	-0.9	28,377	7.1
1st Half FY2002	4,312,403	-4.7	39,304	-	26,488	-
FY2002	8,793,303		73,371		33,166	

	Net income		Earnings per Share	Diluted EPS
	(millions of yen)	(%)	(yen)	(yen)
1st Half FY2003	19,703	10.7	13.19	12.32
1st Half FY2002	17,803	-	11.92	11.10
FY2002	30,312		20.30	18.96

(Note) [1] Equity in earnings-net 1st Half FY2003 6,890 million yen
1st Half FY2002 6,522 million yen FY2002 13,420 million yen

[2] Average number of outstanding shares for the term (Consolidated basis) 1st Half FY2003 1,493,255,846
1st Half FY2002 1,493,718,673
FY2002 1,493,495,279

[3] Any changes of accounting method? No

[4] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the same period of the previous fiscal year

[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit is are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2003	4,263,518	304,177	7.1	203.70
September 30, 2002	4,401,176	257,925	5.9	172.70
March 31, 2003	4,321,482	260,051	6.0	174.15

(Note) Number of outstanding shares at the end of the term (Consolidated basis) 1st Half FY2003 1,493,229,821
1st Half FY2002 1,493,516,464
FY2002 1,493,264,305

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
1st Half FY2003	72,374	10,555	-30,115	520,282
1st Half FY2002	65,544	80,482	-202,551	396,488
FY2002	194,788	113,241	-294,001	466,511

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 330 Affiliated companies 154

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 12 (Excluded) 9 Affiliated companies (Newly included) 3 (Excluded) 6

2. Consolidated financial prospects for FY2003 (April 1, 2003 - March 31, 2004)

(millions of yen)

	Total volume of trading transactions	Net income
For the year ending March 31, 2004	8,200,000	33,000

(Reference) EPS prospect of the year ending March 31, 2004 22.10 (yen)

Remarks: The above prospects are based upon available infromation and assumption, at the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.
Assumptions of the above prospects are mentioned in page 13.

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. From this fiscal year, *IT Business* has been renamed to *Telecom & Information*, transferring a part of its business to *Transportation & Industrial Machinery* and *Utility & Infrastructure*.

Below are our products and services, and some of our major group firms by operating segment.

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products on a worldwide basis.

Subsidiaries:	Marubeni Shiryo Co., Ltd.(*1) Pacific Grain Terminal Ltd., Ten Corporation(*2), Cia. Iguaçu de Café Solúvel
Affiliated companies:	Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd., The Nisshin OilliO, LTD., Toyo Sugar Refining Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Subsidiaries:	Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd, Marubeni Textile Asia Ltd.
Affiliated companies:	Erawan Textile Co., Ltd.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

Subsidiaries:	Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.
Affiliated companies:	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Chemicals: This group handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for the information technologies and bio technologies industries for sale both domestically and internationally. Especially, this group focuses on furthering bolster efficient operations in electric-related materials, retail, resource development and environmental area.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation
Affiliated companies: Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Energy: This group focuses on products related to energy such as oil, gas, nuclear energy and coal. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, MIECO Inc.
Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd.
Affiliated companies: Toyo-Memory Technology Sdn. Bhd.

Transportation and industrial machinery: This group imports and exports airplanes, defense-related equipment, aerospace-related equipment, vehicles, construction machinery, agro-industrial machines, production machinery, environmental and industrial machines, PC's and PC-related products both domestically and internationally, and markets them in Japan.

Subsidiaries: Computer Wave Inc. (*2), Marubeni Aerospace Corporation,
Marubeni Auto & Construction Machinery America, Inc.
Affiliated companies: Sofmap Co., Ltd., Marubeni Infotec Corporation,
Kubota Europe S.A., Unipres U.S.A. Inc.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.
Affiliated companies: Uni-Mar Enerji Yatirimlari A.S., San Roque Power

Plant and ship: This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, it deals cargo ships and tankers, and owns, leases and operates a fleet.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line Ltd.

Affiliated companies: Pt. Chandra Asri, Royal Maritime Corporation

Development and construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd.

Affiliated companies: Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Finance and logistics business: Both in Japan and overseas, this group is involved in various financial businesses such as investment finance - fund management and fund investment -, insurance intermediary business, and financial product trading, while in logistics area, it operates forwarding business and logistics related consultation, and invests in logistics infrastructure.

Subsidiaries: Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd. Marubeni International Finance p.l.c.

Affiliated companies: MG Leasing Corporation, Eastern Sea Leam Chabang Terminal Co., Ltd.

Telecom & Information: This group is engaged in information technology-related businesses : such as IP network infrastructures, overseas communication facilities, cellular phones, BS/CS broadcasting, RFID related business, ASP/ISP, etc., both domestically and internationally.

Subsidiaries: Marubeni Telecom Co., Ltd.(*2), Marubeni Solutions Corporation, Marubeni Information Systems Co., Ltd., Global Access Ltd.

Affiliated companies: Japan Cablenet Holdings Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries: IMT Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

Affiliated companies: Marubeni-Itochu Steel Inc.
Marubeni Construction Material Lease Co., Ltd.

(*1)Company name change:

Marubeni Shiryo Co., Ltd. (Renamed to Marubeni Nisshin Feed Co., Ltd. as of October 1, 2003)
MG Leasing Corporation (Renamed from Marubeni General Leasing Co. as of June 16, 2003)

(*2)Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)
Computer Wave Inc. (JASDAQ)

Management Policy

(1) Fundamental management policy

In order to propel the company's earning power and corporate vitality to an even higher level, Marubeni Corporation is promoting the "V" PLAN, a new medium-term management plan that will be implemented over a three-year period beginning in fiscal year 2003.

The "V" PLAN states that Marubeni's management policy is to "aim to be a robust corporate group consisting of No.1 portfolio units in each industry". Based on this plan, we are endeavoring to improve our financial structure and reinforce our earnings base by putting solid management into practice. We are implementing management strategies tailored to the respective business models of each unit and attempting to focus thoroughly on risk-return, and cash flow.

(2) Progress status of the "V" PLAN, the new medium-term management plan, and challenges

Based on the fundamental management policy mentioned above, we pursued the following measures in the first half of fiscal 2003.

① Reinforcing the earnings base

In April 2003, we introduced a portfolio unit system. In addition to business management focused on Marubeni's previous divisions, this system enables us to implement business management based on finely divided units that correspond to the company's products, business areas, and customers.

By measuring profitability and earnings potential on a consolidated basis for each portfolio unit with risk and return indicators, we are putting a greater focus on detailed business domains in each division that were previously difficult to monitor, and this will lead to the more effective deployment of management resources.

Similarly, from fiscal year 2003, we will clearly position PATRAC (Profit After Tax less Risk Asset Cost) as our most important management indicator, thoroughly pursue returns that suit the risks concerned, and replace assets with high-quality ones that will achieve an increase in PATRAC.

Following is a discussion of trade volumes, gross trading profits and operating environments in the first half, by operating sector.

A) Agri-marine Products Division
In the Feedstuffs business, Marubeni Shiryo Co., Ltd. and Nisshin Feed Inc. of Nisshin Seifun Group merged on October 1, 2003 to form a new company called Marubeni Nisshin Feed Co., Ltd. The new company will have the second largest transaction level in the assorted feed industry after Zen Noh. In order to strengthen the intermediate wholesale business, Marubeni took the decision to include Nacx Nakamura Corporation, a leading company in the wholesale of frozen foods, as one of its subsidiaries. This company will support one arm of Marubeni's distribution

network, and will further expand the business of the Marubeni Group in the downstream industry.

B) Textile Division

To strengthen the domestic marketing of textile products, Marubeni invested in Fabricant Co., Ltd., a company licensed to manufacture and market "Lacoste" brand products, and established a joint venture with Goldwin, Inc. to plan, manufacture and market casual clothing. Overseas, Marubeni established Marubeni Textile (Shanghai) Co. Ltd., to expand the single flow of goods in China from materials to finished products, and to strengthen materials sales and transactions both within and outside China.

C) Forest Products & General Merchandise Division

Pulp transactions are showing steady growth supported by the procurement difficulty of raw wood and other active purchase in China, and across Asia. The performance of Daishowa-Marubeni International Ltd., an affiliated company, is also favorable. Business through Forestnet, Inc., an on-line sales portal in its second year, increased steadily, and turned operationally profitable in the first half of this year.

D) Chemicals Division

In the plastics business, Marubeni established MARUBENI PLAX CHINA Ltd. in Hong Kong, a subsidiary that imports and exports plastics materials and products, and construction materials. The company's mission is to expand business in China. Market forces fueled growth in sulfur-related transactions in the inorganic chemicals area, and synthetic fiber materials and polyvinyl chloride resin transactions in the petrochemical area, and both businesses grew a steady pace.

E) Energy Division

Petroleum and gas projects in the UK, US, India and Qatar are progressing smoothly. In measures to strengthen the competitiveness and profitability of the wholly owned subsidiary that markets petroleum and gas in Japan, Marubeni decided to reorganize and divide Marubeni Energy Corporation, and sell some shareholdings.

F) Metals & Mineral Resources Division

In metal and minerals resources development, the Hail Creek Coal Project in Australia is progressing smoothly, and coal shipment began in August 2003 as initially scheduled. The mine is scheduled to go into full production in 2007, with an annual production volume of 5.5 million tons.

G) Transportation & Industrial Machinery Division

In the area of industrial machinery, the Marubeni Vision Techno Center (Tokyo) opened as a product concept development base for image inspection systems, to provide tailored machine vision solutions to clients in the field of beverage/medical/ electronics/automotive. In the construction machinery area, Marubeni won the contract to supply 20 units of construction machinery to the Eastern Cement Corporation of Algeria.

H) Utility & Infrastructure Division

In the area of electric power business overseas, Marubeni acquired the Independent Power Producer (IPP) operational assets of US-based Sithe Energies, Inc. operating mainly in Asia and in other regions. Marubeni defines Asia as a significant region and is committed to strengthening the IPP business in the region. Marubeni won major orders for the construction of a co-generation power plant for the largest IPP in Thailand, for the expansion of facilities at a transformer station in Jakarta for the Indonesian state-run electric power company, for the delivery of equipment for pumped storage power station for West Bengal Power Development Corporation Ltd. and for the installation of transmission lines and transformer stations for Qatar General Electricity and Water Corporation.

I) Plant & Ship Division

In the plant sector, Marubeni collaborated in winning a construction project related to a pipeline deployment project in Pakistan, and acted as an intermediary in implementing the European Investment Bank's loan program, which will be extended for the first time to a corporation in Pakistan.

In the ship sector, orders were supported by the brisk chartered ship market, and Marubeni won orders for 35 units of new ships in the first half.

J) Development & Construction Division

In domestic condominium sales, the main business area of the division, sales of large-scale units such as Famille Garden Yokohama-Minami in the Tokyo region, and Famille Tokiwa Ontocho Residence Hill near Uzumasa, Kyoto, in Kinki region, were good. Regarding residential condominium sales in China, sales in the Phoenix City Condominium Project, Shanghai, (Second Round of the First Phase), began during this period, and all 380 units were sold. The housing business overseas is progressing well.

K) Telecom & Information Division

Marubeni invested in US-based Matrix, a manufacturer of IC tag products for UHF bandwidth, and acquired exclusive sales rights of Matrix products in Japan and sales rights overseas. In addition, Marubeni launched field trials of IC tags, in preparation for entry to the RFID (radio frequency identification) business that is expected to deploy fully in the future. Further, although export of communication devices was difficult in the first half, Marubeni Telecom Co. Ltd, Marubeni Solution Corporation, Ltd. and Marubeni Information Systems Co., Ltd. all performed well. Global Access Ltd., a company engaged in the optical cable networking business which requires prior investments, increased sales notably to financial and CATV related customers.

L) Finance & Logistics Business Division

In the financial area, Marubeni continued to take advantage of its track record with MBI funds, leading to new engagements in enterprise turnaround funds, and further fund related businesses.

In the logistics area, utilizing its own warehouses, Marubeni continued to actively develop 3PL (third party logistics) through consulting, and actively finding solutions enabling clients to reduce logistics costs etc.

M) Domestic branches & offices, overseas corporate subsidiaries and branches
Gross trading profit on sales at domestic branches are on a general downward trend, with the exception of the Nagoya Branch, but efforts continue to focus on securing new revenues through working with varied businesses that are well installed in their respective regions across Japan, and in their markets, such as condominium sales, machinery, chemicals, general merchandise, and pulp and paper.
Among the overseas corporate subsidiaries and branches, Marubeni America Corporation's major businesses, such as Helena Chemical Company, which sells agricultural chemicals, and Carlisle Leasing International, which leases containers, are doing well. Among subsidiaries in Europe, profits are growing steadily overall, primarily in mainline chemical products.

② Strengthening the financial structure

The "V" PLAN calls for consolidated net income of ¥50 billion, consolidated net interest-bearing debt of ¥2,000 billion, and a net D/E ratio of 4 to 5 times as numerical targets for fiscal year 2005. At the end of the first half under review, consolidated net interest-bearing debt was ¥2,168.0 bn and the net D/E ratio was 7.13 times (compared with net interest-bearing debt of ¥2,264.1 billion and a net D/E ratio of 8.71 times at the end of March 2003). Thus we are making steady progress toward the achievement of the numerical goals for fiscal 2005.

In addition, we plan to reinforce our capital during the term of the "V" PLAN. With the aim of diversifying the options that the company can make flexible and swift decisions on its capital structure, we received approval at the ordinary general meeting of shareholders in June 2003 for a partial modification of Marubeni's articles of incorporation to enable the Company to issue preferred stocks.

(3) Action relating to corporate governance

In order to develop an open management for society and our shareholders, we are attempting to bolster corporate governance through the following measures.

- With the aim of further invigorating company management, we amended the term of appointment for directors from two years to one year at the ordinary general meeting of shareholders in June 2003.
- We established an "Advisory Committee" that includes five external members to ensure corporate transparency and soundness by reflecting the advice and proposals of knowledgeable people outside the company in future management. The committee held its first meeting in August 2003, and is scheduled to meet about three times a year.
- In April 2003, we established the Corporate Auditor Department with the aim of strengthening the functions of auditors. As we will reinforce internal audits, we increased the number of members of the Audit Department from 14 to 27.

Marubeni's business management organization is as shown in the figure below.


General Meeting of Shareholders
Appointment/ Dismissal
Board of Corporate Auditors
Corporate Auditors : 4
(including 2 outside auditors)
Appointment/ Dismissal
Independent Auditors
Appointment/ Dismissal
Accounting Audit
Audit
Board of Directors
Members of the Board: 11
Advisory Committee
Advice/ Suggestions
Appointment/ Dismissal/Control
President and CEO
Corporate Management Committee
Investment and Credit Committee
"V" PLAN Committee
Compliance Committee
Management Remuneration Committee
Committee on Global Environmental Preservation
Security Trade Control Committee
etc.
Executive Officers
Business Division
Corporate Staff Division

(4) Action relating to compliance

Marubeni regards compliance as the most important obligation of management to society. In fiscal year 2002, we established a "Compliance Committee" and drafted the Compliance Manual, and we also conducted internal training sessions and explanatory meetings relating to compliance. In fiscal year 2003 as well, we are reinforcing the compliance system within the overall group, including overseas corporate subsidiaries group companies. For example, we are formulating guidelines for the construction of a compliance structure for overseas offices.

(5) Basic Policy regarding Profit Distribution

At Marubeni, we recognize that continuing to distribute dividends to shareholders in a stable manner is an important corporate responsibility along with increasing shareholders' equity. In the current fiscal year, we intend to pay a term-end cash dividend of ¥3 per share, as in the previous fiscal year.

Financial Results and Conditions

(1) Financial Results

Business Environment

Looking broadly at overseas economies in the first half of FY2003, the negative effects of both the Iraq war and SARS were limited and a gentle recovery centering on the U.S. economy more or less continued.

In the U.S., the sentiment of both enterprises and consumers lifted with the de facto conclusion of the Iraq war, and this combined with aggressive monetary easing and large-scale tax cuts to put stock prices back on an upward trend. Led by consumer spending and capital investment, the pace of the recovery picked up. The outlook for the U.S. economy, however, remains uncertain, as there are fears of surplus employment and facilities and concern over the expanding national budget deficit and growing current account deficits.

Amidst weakening external demand in Europe due in part to an appreciating euro, slumping business conditions have persisted, as budgetary discipline compliance mechanisms in euro zone countries have prevented aggressive internal leveraging.

In Asia, the SARS outbreak caused the flow of both people and goods to stagnate, especially in China. By June, however, the disease had stopped spreading, and its effect on the economy was limited to the service industry and a few other areas. China maintained high growth of close to 8% despite soft internal demand in the April-June quarter thanks to direct investment and exports. The economics of Thailand, Indonesia and Malaysia expanded at a stable rate on the back of strong internal demand. The economies of Singapore, Hong Kong, Taiwan and South Korea were limited to low growth due to slumping internal demand.

The persistently high price of crude oil helped the Russian economy to a solid performance. In Central and South America, the turbulence in Brazil's and Argentina's financial and currency markets subsided.

The Japanese economy in the first half of FY2003 continued to be marked by a gradual, export-led recovery in business conditions. Exports trended firmly against a backdrop of economic growth in China and the rest of Asia and stable currency rates courtesy of the government's and the Bank of Japan's large-scale market interventions. In financial markets, the Bank of Japan expanded its policy of quantitative easing and this along with a rally in stock prices on the back of aggressive purchases of Japanese stock by foreign investors, part of a global trend of share price appreciation, caused concerns over the financial system to retreat. Affected by these developments, companies' confidence in the economy improved and the number of companies starting to update facilities increased, which supported the continuing recovery in capital investment. On the downside, however, the deflationary trend persisted, as the sense of employment and

facilities surpluses continued to be deeply rooted, and the recovery in consumer spending was lackadaisical.

Consolidated Financial Results

The summary of consolidated financial results for the 1st Half of FY2003 is as follows:

(billions of yen)

	1st Half FY2003	1st Half FY2002	Variance	
			Amount	%
Total volume of trading transactions	3,825.4	4,312.4	-487.0	-11.3%
Gross trading profit	198.6	214.6	-16.0	-7.5%
Operating profit	39.0	39.3	-0.3	-0.9%
Income before income taxes and equity in earnings	28.4	26.5	1.9	7.1%
Current net income	19.7	17.8	1.9	10.7%

The total volume of trading transactions on a consolidated basis in the first half of the current fiscal year decreased 11.3% compared to the same period of the previous year to ¥3,825.4 billion.

Gross trading profit decreased ¥16.0 billion, or 7.5%, compared to the same period of the previous year to ¥198.6 billion.

Operating profit declined ¥0.3 billion, or 0.9%, year-on-year to ¥39.0 billion, as selling, general and administrative expenses and the provision for doubtful accounts decreased ¥15.7 billion against the same period of last year.

Income before income taxes and equity in earnings improved ¥1.9 billion, or 7.1% year-on-year to ¥28.4 billion thanks to improvements in financial expenses-net and gain/loss on investment securities.

Income after income taxes and equity in earnings (adopting income tax effects) increased ¥1.5 billion, or 13.6%, compared to the same period of the previous year to ¥12.8 billion.

Net income increased ¥1.9 billion, or 10.7%, over the interim period of last year to ¥19.7 billion because of a year-on-year improvement of ¥0.4 billion, or 5.6%, in equity in earnings of affiliated companies.

(2) Financial Condition

Consolidated Financial Conditions

A summary of the consolidated balance sheets for the 1st Half of FY2003 is as follows:

(billions of yen)

	September 30, 2003	March 31, 2003	Variance
Total assets	4,263.5	4,321.5	-58.0
Shareholders' equity	304.2	260.1	44.1
Interest-bearing debt	2,697.9	2,745.0	-47.1
Net interest-bearing debt (Net debt-equity ratio)	2,168.0 7.13 times	2,264.1 8.71 times	-96.1 -1.58 points
Net interest-bearing debt after factoring out impact of SFAS No. 133 (Net debt-to-equity ratio)	2,146.3 7.06 times	2,223.1 8.55 times	-76.8 -1.49 points

Consolidated total assets fell ¥58.0 billion compared to the end of the previous fiscal year to ¥4,263.5 billion as increases in listed investment equity securities and other investments from rising stock prices were more than offset by a decrease in trade receivables from reorganizing low-profit transactions and other factors. **Consolidated interest-bearing debt** fell in line with the reduction in total assets, dropping ¥47.1 billion year-on-year to ¥2,697.9 billion. Net interest-bearing debt excluding cash and cash equivalents dropped ¥96.1 billion from the previous fiscal year-end to ¥2,168.0 billion. **Total shareholders' equity** increased ¥44.1 billion compared to the end of the previous fiscal year to ¥304.2 billion, as the Company posted a net income and accumulated other comprehensive loss improved.
As a result of these developments, the **net debt-to-equity ratio** improved 1.58 points over the previous year-end from 8.71 to 7.13 times.

Net cash provided by operating activities rose ¥6.8 billion from the previous year to ¥72.4 billion as a result of efforts to improve operational efficiency by reducing trade receivables etc. **Net cash provided by investing activities** was 10.6 billion yen, due to the sale and redemption of securities and investment securities, and collection of loans.

As a result, 82.9 billion yen in **free cash flow** has been generated during the period under review.

By appropriating the cash in flow to cut interest-bearing debt, the **net cash used in financing activities** was 30.1 billion yen, and **cash and cash equivalents** at the end of the period came to 520.3 billion yen, increasing by 53.8 billion yen from the end of the previous fiscal year.

(3) Financial Prospects for the Fiscal Year Ending March 31, 2004

Financial prospects for the year ending March 31, 2004, is as follows:

(billions of yen)

	Forecast FY2003	Result FY2002
Total volume of trading transactions	8,200.0	8,793.3
Net income	33.0	30.3

Major assumptions:

Foreign exchange rate: US$1 = approx. ¥115

Short-term prime rate (Japan): approx. 1.4%

Long-term prime rate (Japan): approx. 1.6%

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen			
	Six months ended **September 30**			
	2003	**2002**	**Variance**	
Total volume of trading transactions	**¥3,825,357**	¥4,312,403	¥ - 487,046	- 11.3 %
Gross trading profit	**¥ 198,550**	¥ 214,555	¥ - 16,005	- 7.5%
(ratio)	**(5.19%)**	(4.98%)		
Expenses:				
Selling, general and administrative expenses	**- 161,041**	- 169,123	8,082	- 4.8 %
Provision for doubtful accounts	**1,450**	- 6,128	7,578	-
Total	**- 159,591**	- 175,251	15,660	- 8.9 %
Operating profit (loss)	**38,959**	39,304	- 345	- 0.9 %
Other income (expenses):				
Interest expense, net of interest income	**- 10,840**	- 11,389	549	- 4.8 %
Dividends	**4,379**	3,565	814	22.8 %
Gain (loss) on investment securities	**1,817**	455	1,362	-
Gain (loss) on property and equipment	**- 530**	1,131	- 1,661	-
Other – net	**- 5,408**	- 6,578	1,170	-
Total	**- 10,582**	- 12,816	2,234	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**28,377**	26,488	1,889	7.1 %
Provision for income taxes	**- 15,564**	- 15,207	- 357	2.3 %
Income (loss) before equity in earnings (losses) of affiliated companies	**12,813**	11,281	1,532	13.6 %
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**6,890**	6,522	368	5.6 %
Net income (loss)	**¥ 19,703**	¥ 17,803	¥ 1,900	10.7 %

*These financial statements are based on US GAAP.

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practices.
Total volume of trading transactions is the sum of those in which the Companies act as principal and those in which the Companies act as agent.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	September 30 2003	March 31 2003	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 529,925**	¥ 480,842	**¥ 49,083**
Investment securities	**17,057**	13,290	**3,767**
Notes and accounts receivable - trade:			
Notes receivable	**109,673**	108,048	**1,625**
Accounts receivable	**749,639**	824,784	**- 75,145**
Due from affiliated companies	**125,589**	131,655	**- 6,066**
Allowance for doubtful accounts	**- 28,651**	- 32,068	**3,417**
Inventories	**393,425**	397,714	**- 4,289**
Advance payments to suppliers	**57,777**	67,741	**- 9,964**
Deferred income taxes	**34,052**	34,594	**- 542**
Prepaid expenses and other current assets	**164,384**	175,474	**- 11,090**
Total current assets	**2,152,870**	2,202,074	**- 49,204**
Investments and long-term receivables:			
Affiliated companies	**363,498**	364,648	**- 1,150**
Securities and other investments	**495,411**	450,544	**44,867**
Notes, loans and accounts receivable - trade	**339,910**	356,349	**- 16,439**
Allowance for doubtful accounts	**- 105,691**	- 110,462	**4,771**
Property leased to others, at cost, less accumulated depreciation	**204,674**	201,871	**2,803**
Total investments and long-term receivables	**1,297,802**	1,262,950	**34,852**
Net property and equipment	**454,853**	460,331	**- 5,478**
Prepaid pension cost	**112,214**	113,005	**- 791**
Deferred income taxes	**135,582**	157,335	**- 21,753**
Intangible fixed assets	**46,746**	42,236	**4,510**
Goodwill	**24,763**	23,553	**1,210**
Other assets	**38,688**	59,998	**- 21,310**
Total assets	**¥4,263,518**	¥4,321,482	**¥ - 57,964**

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	September 30 2003	March 31 2003	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 627,303**	¥ 561,139	**¥ 66,164**
Current portion of long-term debt	**412,137**	402,186	**9,951**
Notes and accounts payable-trade			
Notes and acceptances payable	**183,666**	196,282	**- 12,616**
Accounts payable	**564,590**	608,386	**- 43,796**
Due to affiliated companies	**46,568**	44,717	**1,851**
Advance payments received from customers	**55,302**	60,553	**- 5,251**
Income taxes	**10,603**	13,773	**- 3,170**
Deferred income taxes	**1,756**	1,984	**- 228**
Accrued expenses and other current liabilities	**219,133**	216,880	**2,253**
Total current liabilities	**2,121,058**	2,105,900	**15,158**
Long-term debt, less current portion	**1,776,658**	1,902,327	**- 125,669**
Employees' retirement benefits	**9,288**	9,571	**- 283**
Deferred income taxes	**18,694**	10,972	**7,722**
Minority interests in consolidated subsidiaries	**33,643**	32,661	**982**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	87,765	**-**
Retained earnings (losses)	**80,008**	64,786	**15,222**
Accumulated other comprehensive loss	**- 57,530**	- 86,441	**28,911**
Cost of common stock in treasury	**- 105**	- 98	**- 7**
Total shareholders' equity	**304,177**	260,051	**44,126**
Total liabilities and shareholders' equity	**¥4,263,518**	¥4,321,482	**¥ - 57,964**

Cash and cash equivalents:	**¥ 520,282**	¥ 466,511	**¥ 53,771**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 14,121**	¥ - 8,363	**¥ 22,484**
Currency translation adjustments, net of reclassification	**- 67,183**	- 72,680	**5,497**
Minimum pension liability adjustment	**- 582**	- 582	**-**
Net unrealized losses on derivatives	**- 3,866**	- 4,816	**930**

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	Six Months ended **September 30, 2003**		***Year ended*** **March 31, 2003**		***Six Months ended*** **September 30, 2002**	
Common stock:						
Balance at beginning of period	**¥194,039**		¥194,039		¥ 194,039	
Balance at end of period	**¥194,039**		¥194,039		¥ 194,039	
Additional paid-in capital:						
Balance at beginning of period	**¥87,765**		¥216,993		¥216,993	
Transfer to retained earnings (losses)	**-**		-129,228		-129,228	
Balance at end of period	**¥ 87,765**		¥87,765		¥ 87,765	
Retained earnings (losses):						
Balance at beginning of period	**¥ 64,786**		¥ -94,754		¥ -94,754	
Net income (loss)	**19,703**	**19,703**	30,312	30,312	17,803	¥ 17,803
Cash dividend	**- 4,481**		-		-	
Transfer from additional paid-in capital	**-**		129,228		129,228	
Balance at end of period	**¥ 80,008**		¥64,786		¥ 52,277	
Accumulated other comprehensive income (loss):						
Balance at beginning of period	**¥ -86,441**		¥ -52,375		¥ - 52,375	
Unrealized (losses) gains on investment securities, net of reclassification		**22,484**		-8,749		1,629
Currency translation adjustments, net of reclassification		**5,497**		-20,854		-23,288
Minimum pension liability adjustment		**-**		-362		-
Net unrealized losses on derivatives		**930**		-4,101		-2,055
Other comprehensive income (loss), net of tax	**28,911**	**28,911**	-34,066	-34,066	-23,714	-23,714
Comprehensive income (loss)		**¥ 48,614**		¥ -3,754		¥ -5,911
Balance at end of period	**¥ -57,530**		¥ -86,441		¥ - 76,089	
Cost of common stock in treasury:						
Balance at beginning of period	**¥ - 98**		¥ - 8		¥ - 8	
Treasury stock sold (repurchased)	**- 7**		- 90		- 59	
Balance at end of period	**¥ - 105**		¥ - 98		¥ - 67	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Six Months ended Sept. 30 2003	2002	Variance
	Millions of yen		
Operating activities			
Net income (loss)	¥ 19,703	¥ 17,803	¥ 1,900
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	25,262	36,693	- 11,431
Provision for doubtful accounts	-1,450	6,128	- 7,578
Equity in (earnings) losses of affiliated companies- net	- 3,731	- 4,886	1,155
(Gain) loss on investment securities	- 1,817	- 455	- 1,362
(Gain) loss on property and equipment	530	- 1,131	1,661
Deferred income taxes	10,221	4,491	5,730
Changes in operating assets and liabilities:			
Notes and accounts receivable	40,733	61,244	- 20,511
Inventories	7,369	1,374	5,995
Advance payments to suppliers and prepaid expenses and other current assets	30,698	24,359	6,339
Prepaid pension cost	791	1,273	-482
Notes, acceptances and accounts payable	- 54,518	- 68,581	14,063
Advance payments received from customers and accrued and other current liabilities	- 6,125	- 17,066	10,941
Income taxes	- 4,817	-1,493	- 3,324
Other	9,525	5,791	3,734
Net cash provided by operating activities	72,374	65,544	6,830
Investing activities			
Proceeds from sales and redemptions of securities and other investments	31,268	75,168	- 43,900
Purchases of securities and other investments	- 26,668	- 51,552	24,884
Proceeds from sales of property and equipment and property leased to others	4,195	23,719	- 19,524
Purchases of property and equipment and property leased to others	- 23,492	- 33,782	10,290
Collection of loans receivable	47,495	102,093	- 54,598
Loans made to customers	- 16,226	-34,741	18,515
Other	-6,017	-423	- 5,594
Net cash provided (used) by investing activities	10,555	80,482	- 69,927
Free Cash Flows	82,929	146,026	- 63,097
Financing activities			
Net decrease (increase) in short-term loans	12,058	-63,342	75,400
Proceeds from long-term debt	244,609	185,143	59,466
Payments of long-term debt	-281,845	-325,094	43,249
Cash dividend	-4,481	-	-4,481
(Purchase) sale of treasury stock	-7	-59	52
Other	- 449	801	-1,250
Net cash used (provided) in financing activities	- 30,115	-202,551	172,436
Effect of exchange rate changes on cash and cash equivalents	957	- 13,629	14,586
Net increase (decrease) in cash and cash equivalents	53,771	-70,154	123,925
Cash and cash equivalents at beginning of period	466,511	466,642	-131
Cash and cash equivalents at end of period	520,282	396,488	123,794

*These financial statements are based on US GAAP.

Marubeni Corporation

Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	September 30, 2003	March 31, 2003	Variance
Subsidiaries	330	327	3
Affiliated companies	154	157	-3
Total	484	484	0

(2) Major Group Firms

Subsidiaries

Overseas 210	Marubeni America Corporation Marubeni Europe p.l.c. Marubeni Hong Kong & South China Ltd. Marubeni International Finance p.l.c. Iguaçu de Café Solúvel
Domestic 120	Marubeni Real Estate Co., Ltd. Marubeni Energy Corporation Marubeni Shiryo Co., Ltd. (*) Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd.

(*) Company name changed to "Marubeni Nisshin Feed Co., Ltd." from Oct. 1, 2003.

Affiliated companies

Overseas 101	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 53	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd Marubeni Infotec Corporation

(3) Changes

Subsidiaries

Newly included 12	Marubeni Oil & Gas (USA) Inc. Fuji Coated Paper Co., Ltd. Jiangmen Xinhui Chemical Harbor Storage Co., Ltd. Others--- 9 companies
Excluded	9 companies

Affiliated companies

Newly included 3	Fabricant Co., Ltd. Japan Reit Advisors SEC Holding Co. S.A.
Excluded	6 companies

2. Change of Accounting Standards

From this term, the Company has adopted Statement of Financial Accounting Standards Statement No. 143 "Accounting for Asset Retirement Obligations".

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

Interim Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	1st Half (April 1 – September 30) of			
	FY2003		**FY2002**	
Numerator:				
Net income (loss) (numerator for basic earnings (loss) per share)	¥	**19,703**	¥	17,803
Effect of dilutive securities:				
Convertible debentures		**162**		167
Numerator for diluted earnings (loss) per share	¥	**19,865**	¥	17,970
Denominator:	*Thousands of shares*			
Denominator for basic earnings (loss) per share - weighted average shares		**1,493,256**		1,493,719
Effect of dilutive securities:				
Convertible debentures		**119,666**		125,840
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions		**1,612,922**		1,619,559
	Yen			
Basic earnings (loss) per share	¥	**13.19**	¥	11.92
Diluted earnings (loss) per share	¥	**12.32**	¥	11.10

The convertible debenture #8 issued in November 1996 has dilution effect for the 1st Half of FY2002 and FY2003.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Segment Information (continued)

The Company's operating segment information for the 1st Half FY2003 and FY2002, were as follows:

Millions of yen

1st Half FY2003 (April 1, 2003 - September 30, 2003)	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
Total volume of trading transactions:								
Outside customers	¥375,576	¥170,168	¥361,722	¥ 266,938	¥1,008,577	¥232,315	¥333,411	¥134,441
Inter-segment	5,645	1,882	19,870	11,781	330	10,674	10,543	15
Total	¥381,221	¥172,050	¥381,592	¥ 278,719	¥1,008,907	¥242,989	¥343,954	¥134,456
Gross trading profit	¥ 25,860	¥ 11,917	¥ 19,121	¥ 13,746	¥ 15,584	¥ 6,084	¥ 29,082	¥ 6,431
Segment net income (loss)	¥ 3,570	¥ 1,197	¥ 3,088	¥ 3,070	¥ 4,605	¥ 2,302	¥ 1,340	¥ 3,168
Segment asset (September 30, 2003)	¥350,320	¥134,848	¥322,853	¥ 153,158	¥ 309,097	¥166,906	¥315,618	¥274,088

Millions of yen

	Plant and ship	Development and construction	Finance and logistics business	Telecom & Information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥282,992	¥ 67,484	¥ 8,273	¥ 79,564	¥ 68,801	¥433,379	¥ 1,716	¥ 3,825,357
Inter-segment	836	175	1,000	1,681	6,547	142,508	-213,487	-
Total	¥283,828	¥ 67,659	¥ 9,273	¥ 81,245	¥ 75,348	¥575,887	¥ -211,771	¥ 3,825,357
Gross trading profit	¥ 5,291	¥ 10,960	¥ 2,478	¥ 10,703	¥ 2,106	¥ 41,141	¥ -1,954	¥ 198,550
Segment net income (loss)	¥ -3,045	¥ -2,128	¥ 1,339	¥ -4,668	¥ 166	¥ 5,920	¥ -221	¥ 19,703
Segment asset (September 30, 2003)	¥356,904	¥ 363,607	¥164,191	¥155,409	¥ 60,971	¥ 483,018	¥ 652,530	¥ 4,263,518

Segment Information (continued)

1st Half FY2002 (April 1, 2002 – September 30, 2002)	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 473,042	¥177,404	¥343,833	¥275,528	¥1,094,581	¥206,695	¥ 325,477	¥177,787
Inter-segment	5,177	1,865	19,715	10,542	441	16,208	9,474	73
Total	¥ 478,219	¥179,269	¥363,548	¥286,070	¥1,095,022	¥222,903	¥ 334,951	¥177,860
Gross trading profit	¥ 28,677	¥ 11,842	¥ 20,743	¥ 16,365	¥ 17,206	¥ 6,933	¥ 26,746	¥ 5,338
Segment net income (loss)	¥ 3,661	¥ 919	¥ 2,563	¥ 3,475	¥ 5,240	¥ 759	¥ 2,791	¥ 4,105
Segment assets (March 31, 2003)	¥ 347,483	¥123,868	¥299,009	¥147,420	¥ 348,338	¥157,820	¥ 292,581	¥232,197

	Plant and ship	Development and construction	Finance and logistics business	IT business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥435,603	¥ 64,243	¥ 19,415	¥202,717	¥ 83,048	¥ 430,428	¥ 2,602	¥ 4,312,403
Inter-segment	1,762	194	3,175	1,827	7,149	147,153	-224,755	–
Total	¥437,365	¥ 64,437	¥ 22,590	¥204,544	¥ 90,197	¥ 577,581	¥-222,153	¥ 4,312,403
Gross trading profit	¥ 5,879	¥ 14,041	¥ 3,481	¥ 15,697	¥ 3,669	¥ 40,192	¥ -2,254	¥ 214,555
Segment net income (loss)	¥ 1,926	¥ -2,535	¥ 2,740	¥ -3,114	¥ 708	¥ 5,699	¥ -11,134	¥ 17,803
Segment assets (March 31, 2003)	¥392,244	¥376,963	¥169,504	¥245,103	¥ 60,764	¥ 491,371	¥ 636,817	¥ 4,321,482

(Note 1) From this fiscal year, *IT Business* has been renamed to *Telecom & Information*, transferring a part of its business to *Transportation & Industrial Machinery* and *Utility & Infrastructure*. Restatement of the financial information for FY2002 regarding those operating segments according to this reorganization for FY2003, is not practical. Restated amounts of those segments in FY2003 according to the segments in FY2002 are as follows:

	Transportation & Industrial Machinery	Utility & Infrastructure	Telecom & Information
Total volume of trading transactions	294,641	134,456	130,558
Gross trading profit	27,539	6,431	12,246
Net income (loss) for the term	3,340	3,332	- 6,832
Total assets (as of September 30, 2003)	278,862	243,242	223,011

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.

Segment Information (continued)

(Note 3) **Total Volume of Trading Transactions** and **Gross Trading Profit** and **Business Summary** by Operating Segment are as follows:

Agri-Marine Products transactions declined ¥97.0 billion, or 20.3%, compared to the same period of the previous year due to decreases in transactions involving food products and beverage. Gross trading profit fell ¥2.8 billion, or 9.8%, year-on-year primarily because of declines in fisheries and livestock-related areas and beverage ingredients-related areas.

Textile transactions declined ¥7.2 billion, or 4.0%, against the same period of a year ago owing to a decrease in domestic transactions. By improving profitability, year-on-year gross trading profit rose ¥0.1 billion, or 0.6%.

Forest Products & General Merchandise transactions increased ¥18.0 billion, or 5.0%, compared to the same period of the previous year because of increased trade of plywood and wood building materials and a paper-related company newly included within the scope of consolidation. Gross trading profit declined ¥1.6 billion, or 7.8%, year-on-year due to a decrease in the profitability of building products-related transactions and increases in the prices of raw materials used in paper-related businesses.

Chemicals transactions were affected by excluding or selling-off plastics-related subsidiaries, with total sales slipping ¥7.4 billion, or 2.6%, compared to same-period levels of a year ago. A drop in income from electronic materials and vinyl chloride-related areas combined with the decline in revenue to push gross trading profit down ¥2.6 billion, or 16.0%, compared to the same period of the previous year.

Energy transactions decreased ¥86.1 billion, or 7.9%, against the first half of last year due to a decrease in agency imports. Gross trading profit decreased by 1.6 billion, or 9.4% year-on-year due to a decline in revenue of a group company's transactions.

Metals & Mineral Resources transactions were buoyed by rising prices of light non-ferrous metal ore and other factors, with total sales improving ¥20.1 billion, or 9.0%, compared to the same period of the previous year. Gross trading profit fell ¥0.8 billion, or 12.2%, year-on-year primarily as a consequence of currency fluctuations.

Transportation & Industrial Machinery transactions were boosted by increases in industrial machinery-related and aircraft-related trading as well as by the transfer of business rights from the former IT Business segment. These factors pushed total sales up ¥9.0 billion, or 2.7%, compared to the previous interim period. Gross trading profit improved ¥2.3 billion, or 8.7%, over the same period of a year ago as a result of the increase in revenue.

Utility & Infrastructure transactions received a boost from Abu Dhabi water pipe project transactions, but overall they declined ¥43.4 billion, or 24.4%, compared to the interim period of the previous year as a result of decreases incurred with the end of power generation projects for Taiwan, India and Central and South America. Thanks to increases from the Abu Dhabi water pipe project, gross trading profit improved ¥1.1 billion, or 20.5%, over the half-year period of a year ago.

Plant & Ship transactions fell ¥153.5 billion, or 35.1%, compared to the same period of the previous year primarily because of a drop in sales related to energy and chemical plants for the Near and Middle East and Africa. The fall in revenues pushed gross profit down ¥0.6 billion, or 10.0%, compared to the same period of the previous year.

Development and Construction transactions were buoyed by brokerage transactions and other activities, increasing ¥3.2 billion, or 5.0%, compared to the interim period of last year. Gross trading profit declined ¥3.1 billion, or 21.9%, year-on-year owing to selling off an overseas real estate subsidiary and decreased income from housing and leasing related activities.

Finance & Logistics Business transactions fell ¥13.3 billion, or 59.0%, year-on-year as a consequence of excluding a lease-related subsidiary. This revenue decline resulted in a year-on-year fall in gross trading profit of ¥1.0 billion, or 28.8%.

Telecom & Information transactions decreased ¥123.3 billion, or 60.3%, compared to the same period of the previous year due to reduced revenue from overseas communications projects and from transferring business rights to other segments. Gross trading profit was affected by this decline, dropping ¥5.0 billion, or 31.8%, against the interim period of the previous year.

Domestic Branches and Offices transactions declined ¥14.8 billion, or 16.5%, year-on-year primarily because of decreased trading in agri-marine products and machinery-related areas. A contraction in income from domestic development and construction sent gross trading profit down ¥1.6 billion, or 42.6%, compared to the same period of the previous year.

Overseas Corporate Subsidiaries and Branches transactions fell ¥1.7 billion, or 0.3%, primarily for currency-related reasons. Gross trading profit improved ¥0.9 billion, or 2.4%, year-on-year owing chiefly to an increase in revenue from a lease-related subsidiary.

Segment Information (continued)

2. Geographical Segments

The Company's geographical segment information for the 1st Half FY2003 and FY2002, were as follows:

Millions of yen

1st Half FY2003 (April 1, 2003 – September 30, 2003)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 2,408,013	¥ 669,885	¥ 192,005	¥ 184,462	¥ 370,992	¥ -	¥ 3,825,357
Inter-segment	903,651	106,996	12,846	74,779	42,110	-1,140,382	-
Total	¥ 3,311,664	¥ 776,881	¥ 204,851	¥ 259,241	¥ 413,102	¥ -1,140,382	¥ 3,825,357
Segment operating profit (loss)	¥ 21,239	¥ 5,975	¥ 4,577	¥ 4,975	¥ 2,271	¥ -78	¥ 38,959
Segment assets	¥ 2,051,226	¥ 352,493	¥ 145,170	¥ 164,296	¥ 93,976	¥ -115,958	¥ 2,691,203
Other assets							¥ 1,572,315
Total assets							¥ 4,263,518

Millions of yen

1st Half FY2002 (April 1, 2002 – September 30, 2002)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 2,896,989	¥ 700,152	¥ 194,800	¥ 188,632	¥ 331,830	¥ -	¥ 4,312,403
Inter-segment	968,931	111,484	16,723	70,269	37,531	-1,204,938	-
Total	¥ 3,865,920	¥ 811,636	¥ 211,523	¥ 258,901	¥ 369,361	¥ -1,204,938	¥ 4,312,403
Segment operating profit (loss)	¥ 15,980	¥ 7,911	¥ 5,959	¥ 6,504	¥ 2,938	¥ 12	¥ 39,304
Segment assets	¥ 2,156,364	¥ 374,340	¥ 163,266	¥ 170,492	¥ 80,894	¥ -118,424	¥ 2,826,932
Other assets							¥ 1,494,550
Total assets							¥ 4,321,482

(Note 1) Countries and regions are categorized by geographical classification.
(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Others ---------------- Latin America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities.
Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Segment Information (continued)

3. Volume of Overseas Trading Transactions

The volumes of overseas trading transactions for 1st Half FY2003 and 2002, were as follows:

1st Half FY2003 (April 1, 2003 - September 30, 2003)	*Millions of yen* **Total volume of overseas transactions**	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	**¥683,558**		**17.9**
Europe	**252,641**		**6.6**
Asia/Oceania	**705,771**		**18.5**
Other	**342,019**		**8.9**
Total	**¥1,983,989**	¥3,825,357	**51.9**

1st Half FY2002 (April 1, 2002 - September 30, 2002)	*Millions of yen* **Total volume of overseas transactions**	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	**¥818,548**		**19.0**
Europe	**289,282**		**6.7**
Asia/Oceania	**642,090**		**14.9**
Other	**464,766**		**10.8**
Total	**¥2,214,686**	¥4,312,403	**51.4**

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- China, Singapore
4. Others ---------------- Middle East, Africa

(Note 3) Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

Marubeni Corporation
Notes to Consolidated Financial Statements

Marketable Securities and Debt Securities

Available-for-sale securities

(millions of yen)

	September 30, 2003				March 31, 2003			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	5,332	-	-229	5,103	7,947	19	-360	7,606
Other debt securities	-	-	-	-	-	-	-	-
Total debt securities	5,332	-	-229	5,103	7,947	19	-360	7,606
Marketable equity securities	-	-	-	-	-	-	-	-
Total	5,332	-	-229	5,103	7,947	19	-360	7,606
Non-current:								
Corporate bonds	7,088	287	-	7,375	7,205	252	-	7,457
Other debt securities	2	-	-1	1	2	-	-1	1
Total debt securities	7,090	287	-1	7,376	7,207	252	-1	7,458
Marketable equity securities	125,236	40,412	-15,774	149,874	124,353	17,068	-28,832	112,589
Total	132,326	40,699	-15,775	157,250	131,560	17,320	-28,833	120,047

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices.
The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities

(millions of yen)

	September 30, 2003				March 31, 2003			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	10,554	44	-	10,598	5,502	59	-	5,561
Other debt securities	-	-	-	-	-	-	-	-
Total	10,554	44	-	10,598	5,502	59	-	5,561
Non-current:								
Corporate bonds	44,036	616	-348	44,304	46,120	173	-3,398	42,895
Other debt securities	-	-	-	-	-	-	-	-
Total	44,036	616	-348	44,304	46,120	173	-3,398	42,895

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.

*In addition to the above stated securities, 1,400 million yen and 182 million yen of marketable securities for sale are held at September 30, 2003 and at March 31, 2003, respectively.
The net unrealized gain/loss of 21 million yen(gain) for 1st Half of FY2003 and 5 million yen for FY2002(loss) have been included in the income statements.

Exchange of share in Sithe Energies, a U.S Corporation, owned by Marubeni Corporation and IPP* business assets mainly in Asia owned by Sithe Energies Inc.-- Expanding and improving IPP business --

Marubeni Corporation

October 22, 2003

Marubeni Corporation (the Company) and Exelon Corporation (*Independent Power Producer (IPP) in U.S.) have made an agreement regarding exchange of 14.86% shares in Sithe Energies Inc. (IPP) owned by the Company group and the main Asian IPP business assets of Sithe Energies Inc.

1. Background

In electric power-related fields, in addition to business contracts for the engineering, procurement and construction of power production facilities, the Company has always focused on having a hand in rapidly growing power production businesses since the middle of the 1990s.

With the aim of acquiring further understanding and knowledge of the IPP industry, in 1996 the Company purchased a 29.8% share of Sithe Energies Inc., a U.S. IPP. As a result of improved business development within this field, the Company now has a hand in 16 IPPs, which have a total power output capacity of 5,195MW(1,530MW based on the portion owned by the Company).

After having reached the aim of acquiring increased knowledge, in December 2002 the Company sold off approximately half of the Company group's 29.8% shares of Sithe Energies Inc. to Exelon Corporation and, in an effort to make the Company's goal of future expansion within the Asian market possible, the Company and Exelon Corporation signed a contract as outlined below.

a) Both companies have the right to priority trading of the remaining 14.86% shares of Sithe Energies Inc. owned by the Company group.

b) When the right to priority trading of shares is used, the Company will acquire IPP business assets in Asia, which are primarily consolidated under Sithe-Asia, in which Sithe-International, a wholly-owned subsidiary of Sithe Energies Inc., owns a 44.17% stake.

The above contract forms the basis for this agreement.

2. Significance

Overseas IPP are priority business field as defined in "V" PLAN, a current mid-term management plan, however this agreement will increase superior IPP business assets centered in Asian countries such as the Philippines, Korea, China and Pakistan. The Company's IPP business expansion strategy of placing a major emphasis on Asia will also be strengthened and a strong business base established for further development.

Moreover, to make Sithe-Asia a 100% owend subsidiary with an eye to further business expansion, the Company is currently in negotiations to acquire additional shares owned by other companies.

If the goal of making Sithe Asia a 100% owned subsidiary is achieved, the number of IPPs that the Company has a hand in will go up to 21 and the total power output capacity to 5,852MW (2,165MW based on the portion owned by the Company), a massive 40% increase on the current figure of 1,530MW.

3. Influence on financial results

Based on these transactions (the use of the right to priority trading of Sithe Energies Inc. shares (handover) and the acquisition of IPP business assets), as a result of current price assessments of Sithe Energies Inc. shares owned by the Company group, there will be an estimated valuation loss of approximately six billion yen.

<Reference>

Sithe Energies Inc - Profile

Company name: Sithe Energies Inc.
Founded: 1984
Location: New York, U.S.A.
Shareholders: Exelon 49.9%
Appolo 35.2%
Marubeni 14.9%
Main Business: Development, construction and management of power plants
Capital: $2,492million (as of end 2002)
Net worth: $ 651millon (as of end 2002)

Results trends: (unit: million$)

Year	2000	2001	2002
Total Volume of Trading Transactions	1,225	1,087	1,031
Net Income	260	-165	-475

Exelon Corporation - Profile

Company name: Exelon Corporation
Founded: October 2000
Location: Chicago, U.S.A.
Main Business: Development, construction and management of power plants
Annual business: $14,955million (for FY2002)

Announcement on the Award for the Construction of Substations and Laying of underground cable in Qatar

Marubeni Corporation

September 29, 2003

Marubeni has received a full turnkey order for the construction of substations and the laying of underground cable from the Qatar General Electricity and Water Corporation (Kahramaa) in the State of Qatar. Marubeni signed the contract in August 2003, marking the first time a Japanese company has received such an order.
The construction period is for 17.5 months and the contract is worth approximately 5,500,000,000 yen, to be funded by the client.

Kahramaa plans to construct new substations in Gharafa South West and Education City for the Qatar Foundation (established year 1995). Kahramaa also plans to remove the existing overhead lines connecting Gharafa and Al Wajbah, and install a 132-kV underground cable over a distance of approximately 40 kilometers to supply new power to Education City. The city is being established to attract foreign top-rate universities and scientific centers. The equipment will be supplied by TMT&D Corporation, which is based in Minato-ku, Tokyo and headed by president Yasuo Ozaki. Other equipment suppliers are ABB Switzerland Ltd. and LG Cable Ltd. of Korea for construction.
Nineteen entities submitted bids for this tender, and Marubeni was awarded for its experience in constructing substations and its competitive pricing. Marubeni was chosen ahead of ABB (Switzerland), Alstom (France) and Ansaldo (Italy).

Qatar is emerging with its active policies of liberalization and democratization and has been showing steady economic growth supported by extensive natural gas reserves. The country will host the Asian Games in 2006, and this event is acting as a catalyst in the development of the country's infrastructure. We would like to remain focused on the infrastructure of Qatar and would like to contribute to the development plans of this country in the future.

82-616

Global Expansion of High-Security Software for Interactive Image and Data Communications

Marubeni Corporation
EZIX Inc.

September 26, 2003

Marubeni Corporation has formed an affiliation with EZIX Inc., is a venture company for software development in Nagoya, to expand the sales of its communications software both nationally and internationally.

The software enables the real-time interactive communication of moving images and data that uses unique, indecipherable communications protocol based on the compressing and decompressing technologies. Also it features a communication for mutual recognized, reliable network such as those for fixed telephone line, mobile phone line, PHS line, satellite phone line and international telephone line.
As the communication does not involve the Internet environment or any public network, it is possible to maintain a high level of security. By compressing and decompressing data automatically according to the size of the line, the software makes it possible that 100-MB data can be communicated on 64kbps communication line in approximately 30 minutes.

Marubeni and EZIX used to provide moving image transmission and data transmission separately, but recently we have integrated the two systems and developed software with higher added value. We would expect that the software will be used more in areas where data security and confidentiality have priority, such as the police stations, the fire bureaus and medical services. We would also assume that the software will be used as a solution in disaster prevention by local governments and corporations as a means of sending information about the disaster site or as a means of communicating in the event of a disaster.

Since the software operates in a range of communication environments, we anticipate considerable demand overseas in areas such as China, Europe and Africa.
As a part of the project, we will introduce a case study of the software using the PHS network at the PHS MoU International Convention to be held in Sapporo City from October 29 to 31, 2003. In this way, we hope to increase awareness of the software among worldwide telecommunications carriers and encourage them to introduce the software.